CHAPMAAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                August 30, 2013


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:        First Trust Exchange-Traded Fund VII (the "Trust")
                         File Nos. 333-184918; 811-22767
             -------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VII (the "Trust") with the Securities and Exchange Commission (the "Commission") on November 13, 2012 (the "Registration Statement"). The Registration Statement relates to the First Trust Global Tactical Commodity Strategy Fund (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us in a letter dated December 13, 2012. This letter serves to respond to your comments and accompanies Pre-Effective Amendment No. 1 to the Registration Statement, filed on August 30, 2013 (the "Amendment"). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Amendment.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

                                   PROSPECTUS

COMMENT 1 - COVER PAGE

      On the Cover Page, with regard the phrase "[t]he Creation Units are issued and for securities in which the Fund invests, and redeemed primarily for cash or, in certain circumstances, both securities and cash." Please replace "and for" with "principally in-kind", or as otherwise appropriate. Also, immediately following "both securities and cash", please insert "and only to and from


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Karen Rossotto
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broker-dealers and large institutional investors that have entered into participation agreements." Please insert the same phrase in the paragraph under Purchase and Sale of Fund Shares on page 9.

RESPONSE TO COMMENT 1

      The prospectus has been revised in response to this comment.

COMMENT 2 - SUMMARY INFORMATION - FEES AND EXPENSES OF THE FUND

      On page 1, in Summary Information, Fees and Expenses of the Fund, at the end of the second sentence of the introductory paragraph, immediately following "charged by their broker", please insert ", which are not reflected in the Example".

RESPONSE TO COMMENT 2

      The prospectus has been revised in response to this comment.

COMMENT 3 - SUMMARY INFORMATION - EXAMPLE

      On page 1, in Example, in the second line of the second paragraph, in the reference to "the Fund's net operating expenses", please delete "you retain the Shares or" as this phrase does not appear in the Example language in Item 3.

RESPONSE TO COMMENT 3

      The prospectus has been revised in response to this comment.

COMMENT 4 - SUMMARY INFORMATION

      Please address the following issues that are raised by the Fund's use of the First Trust Subsidiary:

             (a) Please confirm to us and disclose that the First Trust Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (section 15) and affiliated transactions and custody (section 17). Also confirm that this advisory contract will be


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      included as an exhibit to the registration statement, and that the
      Subsidiary's custodian will be identified in the registration statement.

             (b) Please confirm to us and disclose in the registration statement that the Fund and the First Trust Subsidiary will comply with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on a consolidated basis.

             (c) Please confirm that the Fund will consolidate the First Trust Subsidiary's financial statements.

             (d) Please confirm that the First Trust Subsidiary's board of directors will be signatories to the Fund's registration statement.

             (e) Please confirm that the First Trust Subsidiary and its board of directors have agreed to service of process in the United States and have designated an agent for service of process.

             (f) Please confirm that the First Trust Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff.

RESPONSE TO COMMENT 4

             (a) The Subsidiary will enter into an investment advisory agreement with the Fund's adviser, First Trust Advisors L.P., in accordance with the requirements of Section 15(a) of the 1940 Act. This advisory contract will be included as an exhibit to the registration statement, and the Subsidiary's custodian will be identified in the registration statement. Also, the extent to which the Fund and the Subsidiary will engage in transactions with each other will be very limited. Such transactions will only involve (1) the Fund buying interests in the Subsidiary from the Subsidiary, and (2) the Fund redeeming interests in the Subsidiary to the Fund. Because the Subsidiary is a "fully owned subsidiary" pursuant to Rule 17a-3 under the Act, such transactions between the Fund and the Subsidiary are exempt from Section 17(a). The other restrictions imposed by Section 17 should not affect the fund because of the limited nature of the transactions involving both the Fund and the Subsidiary. We will confirm that the Fund and the Subsidiary have the same custodian.

             (b) The Fund and the Subsidiary will comply with Sections 8 and 18 of the 1940 Act on a consolidated basis.


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             (c) The Fund will consolidate the Subsidiary's financial
      statements.

             (d) The Fund will have the directors of the Subsidiary sign the Fund's registration statement.

             (e) The Subsidiary has agreed to service of process within the United States. The Fund will have the directors of the Subsidiary agree to service of process within the United States.

             (f) The Subsidiary and its directors will allow members of the staff to inspect the Subsidiary's books and records.

COMMENT 5 - SUMMARY INFORMATION - PRINCIPAL INVESTMENT STRATEGIES

      In Principal Investment Strategy, in general, but particularly in the third paragraph, beginning "[t]he Fund, through the First Trust Subsidiary, seeks to make investments ... ", please restate the Fund's principal strategy in plain English, as required under rule 421(d) under the Securities Act. See, also, General Instruction B.4(c) to Form N-1A. In doing so, please avoid (or explain) technical terms such as "annualized standard deviation" and "statically weighted commodity". Please also revise the language of the sixth paragraph discussing volatility in this regard.

RESPONSE TO COMMENT 5

      The prospectus has been revised in response to this comment.

COMMENT 6 - SUMMARY INFORMATION - PRINCIPAL INVESTMENT STRATEGIES

      In Principal Investment Strategies, in the fourth paragraph, please explain what "futures contracts" are and how the Fund's investments provide exposure to "international markets". Please also explain what is meant by the phrase "net long exposure".

RESPONSE TO COMMENT 6

      The prospectus has been revised to respond to this comment.


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Karen Rossotto
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COMMENT 7 - SUMMARY INFORMATION - PRINCIPAL INVESTMENT STRATEGIES

      In addition, in Principal Investment Strategies, please include a discussion of all principal investments of the Fund, including those made through the First Trust Subsidiary. For example, in Principal Risks, Frequent Trading Risk, it states that the "First Trust Subsidiary regularly purchases and subsequently sells ... individual commodity futures and forward contracts ... ". Although there is a discussion of futures contracts in Principal Investment Strategies, there is no discussion of forward contracts. Please include such a discussion, if appropriate. Similarly, in Tax Risk, it states that the First Trust Subsidiary "invests in a diversified portfolio of commodity futures, currency futures and equity futures, commodity-linked derivative instruments, equity-linked derivatives instruments and swap contracts ... ". Accordingly, please discuss all "commodity-linked" and other derivative instruments that are principal investments of the Fund, and include a discussion of any corresponding risks in Principal Risks, as appropriate.

RESPONSE TO COMMENT 7

      The prospectus has been revised in response to this comment.

COMMENT 8 - SUMMARY INFORMATION - PRINCIPAL RISK - LIQUIDITY RISK

      On page 5, in Principal Risks, Liquidity Risk, it states that "the First Trust Subsidiary may invest in Commodities and other instruments that may be less liquid than other types of investments" [emphasis added]. Please disclose what "other instruments" the Fund expects to invest in that are illiquid.

RESPONSE TO COMMENT 8

      The prospectus has been revised in response to this comment.

COMMENT 9 - SUMMARY INFORMATION - PRINCIPAL RISK - REGULATORY RISK

      On page 5, in Principal Risks, Regulatory Risk, the second line refers to the "Subsidiary". Please use the defined term "First Trust Subsidiary" here and throughout the registration statement.

RESPONSE TO COMMENT 9

      The term, "First Trust Subsidiary" has been changed to "Subsidiary" throughout the prospectus.


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Karen Rossotto
August 30, 2013
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COMMENT 10 - SUMMARY INFORMATION - PRINCIPAL RISK - REPURCHASE AGREEMENT RISK

      On page 6, in Principal Risks, Repurchase Agreement Risk, it refers to the Fund's investment in repurchase agreements. If repurchase agreements are principal investments of the Fund, please discuss them in the Principal Investment Strategy section. If not, please remove the discussion of this risk from this section.

RESPONSE TO COMMENT 10

      The prospectus has been revised to respond to this comment.

COMMENT 11 - SUMMARY INFORMATION - PRINCIPAL RISK - SMALL FUND RISK

      On page 6, in Principal Risks, Small Fund Risk, it states that "[t]he Fund currently has less assets than larger funds ... ". As the Fund has not yet commenced operations, it has no assets. Please revise the risk accordingly (if appropriate, consider describing this risk as a "New Fund Risk"). In addition, this risk refers to the Fund's "model portfolio". As a "model portfolio" has not previously been discussed, please disclose what the model portfolio is.

RESPONSE TO COMMENT 11

      The prospectus has been revised to respond to this comment and any reference to a "model portfolio" has been removed.

COMMENT 12 - SUMMARY INFORMATION - PRINCIPAL RISK - SUBSIDIARY INVESTMENT RISK

      On page 6, in Subsidiary Investment Risk, please disclose here the text from page 19 stating that the "First Trust Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. Thus, the Fund, as an investor in the First Trust Subsidiary, will not have all the protections offered to investors in registered investment companies."

RESPONSE TO COMMENT 12

      The prospectus has been revised to respond to this comment.


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COMMENT 13 - SUMMARY INFORMATION - PRINCIPAL RISK - TAX RISK

      Also on page 6, in Principal Risks, Tax Risk, in the seventh line, the text in the parenthetical states "which only those parties may cite as precedent". Please replace "cite" with "rely on". Also in Tax Risk, please include only the first two paragraphs of this section to focus on the principal risk presented to shareholders with regard to tax and the First Trust Subsidiary. Please move the "notice [that would be] provided to the shareholders" to the SAI and provide a cross-reference to it here. In addition, with respect to the text of the shareholder notice, it states that the First Trust Subsidiary invests in a "diversified portfolio ... ". Because the Fund is classified as "non-diversified" as the term is defined in section 5(b)(2) of the 1940 Act, the use of the term "diversified" here is misleading. Please delete the term "diversified" from this sentence and elsewhere in the registration statement, as appropriate.

RESPONSE TO COMMENT 13

      The prospectus has been revised to respond to this comment.

COMMENT 14 - SUMMARY INFORMATION - PRINCIPAL RISKS

      In Principal Risks, in addition to U.S. government obligations, please include a discussion of the risks associated with each type of fixed-income security the Fund invests in as a principal investment strategy. Please also include a discussion of the risks associated with investment in ETFs and other investment companies, as these are noted as principal investments of the Fund.

RESPONSE TO COMMENT 14

      The disclosure in the Principal Investment Strategies section of the prospectus has been revised to indicate that the Fund will invest in certain fixed-income securities. The "Principal Risks" section has been revised to provide the risks of such investments.

COMMENT 15 - SUMMARY INFORMATION - PRINCIPAL RISKS - VOLATILITY RISK

      On page 8, in Volatility Risk, please elaborate further here on any potential increased volatility that could result from the Fund's investments in Futures and other instruments through the First Trust Subsidiary. This discussion should include the effects of the use of leverage associated with these investments. For example, please include in the discussion, as stated on page 15 in Futures Risk, that "because of the low margin deposits required,


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Futures trading involves an extremely high degree of leverage", and that
"[accordingly], a relatively small price movement in a futures contract may result in immediate and substantial loss to the investor."

RESPONSE TO COMMENT 15

      The prospectus has been revised to respond to this comment.

COMMENT 16 - MANAGEMENT - PORTFOLIO MANAGERS

      On page 9, in Management, Portfolio Managers, you have identified a team of six portfolio managers. The instruction to Item 5(b) of Form N-1A states "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio." Please consider whether each of the individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure.

RESPONSE TO COMMENT 16

      Management has considered the matter and the individuals with the most significant responsibilities have been included.

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGY

      On page 11, in Additional Information on the Fund's Investment Objective and Strategy, in the second paragraph it states that the First Trust Subsidiary is required to invest in "commodity-linked derivatives in a manner consistent with certain provisions of the 1940 Act." Please disclose which provisions this is referring to.

RESPONSE TO COMMENT 17

      The prospectus has been revised in response to this comment and references to certain provisions of the 1940 Act have been removed.

COMMENT 18 - FUND INVESTMENTS - COMMODITIES

      On page 11, in Fund Investments, Commodities, the last sentence refers to "[l]isted futures contracts". Please delete the word "[l]isted" as all futures are listed.


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Karen Rossotto
August 30, 2013
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RESPONSE TO COMMENT 18

      The prospectus has been revised in response to this comment.

COMMENT 19 - ADDITIONAL RISKS OF INVESTING IN THE FUND - BROKERAGE FIRMS RISK

      On page 12, in Additional Risks of Investing in the Fund, Brokerage Firms Risk, as much of this discussion concerns the risks associated with a "futures commission merchant", please consider revising the title of this risk -- "Brokerage Firms Risk", to better reflect the subject of this risk factor.

RESPONSE TO COMMENT 19

      This comment was considered, but we have kept the title of "Brokerage Firms Risk" the same.

COMMENT 20 - ADDITIONAL RISKS OF INVESTING IN THE FUND - DERIVATIVES INVESTMENT RISK

      On pages 13-14, the section Derivatives Investment Risk discusses a number of derivative instruments, including credit-linked notes. If any of these instruments are principal investments of the Fund, please discuss them in Principal Investment Strategies, and provide a discussion of any corresponding risks in Principal Risks.

RESPONSE TO COMMENT 20

      The prospectus has been revised in response to this comment so that the Derivative Investment Risk corresponds to the derivatives in which the Fund will invest principally.

COMMENT 21 - ADDITIONAL RISKS OF INVESTING IN THE FUND - FOREIGN COMMODITY MARKETS RISK

      On page 15, Foreign Commodity Markets Risk, please move this discussion (or a summary of this discussion) to the Principal Risks section, as trading on commodity markets outside the United States is noted as a principal investment of the Fund. Similarly, please also move the discussions of Non-U.S. Investment Risk and Pooled Investment Vehicle Risk on page 16 to the Principal Risks section. In addition, in the first sentence of Foreign Commodity Markets Risk, it states that "the Fund may engage in trading on commodity markets outside the United States [emphasis added]". Please replace "may" with "will" given the global nature of the Fund.


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Karen Rossotto
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RESPONSE TO COMMENT 21

      The prospectus has been revised in response to this comment.

COMMENT 22 - ADDITIONAL RISKS OF INVESTING IN THE FUND - FUTURES OPTIONS RISK

      On page 16 there is a discussion of Futures Options Risk. If futures options contracts are a principal investment of the Fund through the First Trust Subsidiary, please discuss these investments in the Principal Investment Strategies section. If not, please move this discussion to the SAI.

RESPONSE TO COMMENT 22

      The prospectus has been revised in response to this comment and all references to futures options contracts have been removed from the prospectus.

COMMENT 23 - ADDITIONAL RISKS OF INVESTING IN THE FUND - POOLED INVESTMENT VEHICLE RISK

      On page 17, in Pooled Investment Vehicle Risk, it states that the Fund may invest in the securities of "other pooled investment vehicles". Will the Fund, directly or through the First Trust Subsidiary, invest in a fund that relies on the exception from the definition of investment company under sections 3(c)(1) or 3(c)(7) of the 1940 Act? If yes, please confirm that such investments will not exceed 10% of the Fund's assets.

RESPONSE TO COMMENT 23

      The Fund will not invest in funds that rely on the exceptions from the definition of investment company under sections 3(c)(1) or 3(c)(7) of the 1940 Act. In the event that the Fund invests in such funds, it will not exceed 10% of the Fund's assets.

COMMENT 24 - ADDITIONAL RISKS OF INVESTING IN THE FUND - SUBSIDIARY INVESTMENT RISK

      On page 19, in Subsidiary Investment Risk, please disclose specifically the important investor protections under the 1940 Act to which the First Trust Subsidiary is not subject.


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Karen Rossotto
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RESPONSE TO COMMENT 24

      The Subsidiary is not directly subject to any investor protections provided by the 1940 Act. However, the Fund and the Subsidiary in the aggregate will comply with the applicable 1940 Act requirements.

COMMENT 25 - MANAGEMENT OF THE FUND

      On page 21, in Management of the Fund, in accordance with Item 10(a)(2) of Form N-1A, please disclose the business experience of each portfolio manager during the last five years (this is currently provided only for Mr. Lindquist).

RESPONSE TO COMMENT 25

      The prospectus has been revised in response to this comment.

COMMENT 26 - MANAGEMENT OF THE FUND - MANAGEMENT OF THE SUBSIDIARY

      On pages 21-22, in Management of the Subsidiary, please note that in addition to the investment policies and restrictions listed, the Adviser will also comply with the investment policy restrictions under section 8 of the 1940 Act in managing the portfolio of the First Trust Subsidiary. Please also disclose that the First Trust Subsidiary has entered into an investment management agreement separate from that of the Fund.

RESPONSE TO COMMENT 26

      The Fund and the Subsidiary, in the aggregate, will comply with all applicable requirements in the 1940 Act and the investment policies and restrictions that apply to the management of the Fund.

COMMENT 27 - HOW TO BUY AND SELL SHARES

      On page 22, in How to Buy and Sell Shares, in the first paragraph, immediately following the phrase "investors may receive less than the NAV of the Shares," please insert "because Shares are bought and sold at market prices rather than NAV".

RESPONSE TO COMMENT 27

      The prospectus has been revised in response to this comment.


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Karen Rossotto
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COMMENT 28 - HOW TO BUY AND SELL SHARES

      On page 23, in How to Buy and Sell Shares, in the second paragraph there is a reference to an exemptive order received by the Trust concerning restrictions under Section 12(d)(1) of the 1940 Act. Please identify the exemptive order the Fund is relying on here.

RESPONSE TO COMMENT 28

      The referenced exemptive relief is set forth in Investment Company Act Release Nos. 27845 and 812-13340 (May 30, 2007).

COMMENT 29 - NET ASSET VALUE

      On page 32, in Net Asset Value, please discuss specifically how the Fund values, for purposes of determining NAV, its investments in the First Trust Subsidiary.

RESPONSE TO COMMENT 29

      The Subsidiary's holdings will be valued in the same manner as the Fund's holdings. The prospectus has been revised in response to this comment.


                      STATEMENT OF ADDITIONAL INFORMATION

COMMENT 30 - INVESTMENT OBJECTIVES AND POLICIES

      On page 4, in Investment Objective and Policies, it states that as a fundamental policy (6), the Fund "may purchase or sell physical commodities through the First Trust Subsidiary." The policy does not indicate whether the Fund may also purchase physical commodities directly or through a vehicle other than the First Trust Subsidiary. Since disclosure in the prospectus states the Fund will not make direct investments in commodities, immediately following "may" in the fundamental policy, please insert "only".

RESPONSE TO COMMENT 30

      The statement of additional information has been revised in response to this comment.


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Karen Rossotto
August 30, 2013
Page 13



COMMENT 31 - INVESTMENT OBJECTIVES AND POLICIES

      In the third paragraph on page 5, in the third line from the end, please delete "(1)".

RESPONSE TO COMMENT 31

      The statement of additional information has been revised in response to this comment.

COMMENT 32 - INVESTMENT STRATEGIES - TYPES OF INVESTMENTS

      In Types of Investments, the first paragraph on page 7 discusses the price movements of commodities. Please move this paragraph to the section of the SAI discussing the risk factors of these investments.

RESPONSE TO COMMENT 32

      The statement of additional information has been revised in response to this comment.

COMMENT 33 - INVESTMENT STRATEGIES - GENERAL LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS

      On page 7, in General Limitations on Futures and Options Transactions, in the discussion of CFTC rule amendments concerning exemptions from registration as a commodity pool operator, it states that "when effective, [these amendments] may subject the Fund and the First Trust Subsidiary to regulation by the CFTC and the NFA." As these amendments recently became effective, please revise this discussion accordingly.

RESPONSE TO COMMENT 33

      The statement of additional information has been revised in response to this comment.

COMMENT 34 - INVESTMENT STRATEGIES - ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS

      On page 8, in Asset Coverage for Futures and Options Positions, please confirm that the Fund intends to segregate liquid assets in an amount equal to the full notional amount of its options investments and mark-to-market value for cash-settled futures investments in a manner consistent with the Commission's guidance set forth in Investment Company Act Release 10666 (April 18, 1979), as


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Karen Rossotto
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modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22,
1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).

RESPONSE TO COMMENT 34

      The Fund will not invest in options and the Fund intends to segregate liquid assets in a manner consistent with the Commission guidance referred to above.

COMMENT 35 - ADDITIONAL RISKS OF INVESTING IN THE FUND - REGULATORY RISK

      On pages 18-19, in Regulatory Risk, at the beginning of the penultimate sentence of this paragraph, please change "[m]ost" to "many".

RESPONSE TO COMMENT 35

      The statement of additional information has been revised in response to this comment.

COMMENT 36 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      On page 19, in Additional Risks of Investing in the Fund, as the Fund invests primarily in fixed income securities along with the First Trust Subsidiary, please explain to us the relevance to the Fund of the section Liquidity Risk, which discusses the liquidity risks of certain equity securities.

RESPONSE TO COMMENT 36

      The statements regarding liquidity of equity securities has been removed from the statement of additional information.

COMMENT 37 - PROXY VOTING POLICIES AND PROCEDURES - CODE OF ETHICS

      On page 39, it states that the Codes of Ethics adopted by the Fund under Rule 17j-1 of the 1940 Act "contain policies restricting securities trading in personal accounts of the officers, Trustees and others who normally come into possession of information on portfolio transactions." Item 17, paragraph (e), of Form N-1A requires a brief statement disclosing whether the codes of ethics adopted by a fund's investment adviser and principal underwriter, "permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund." Please revise the disclosure concerning the Fund's code of ethics to comply with this requirement.


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RESPONSE TO COMMENT 37

      The statement of additional information has been revised in response to this comment.

COMMENT 38 - CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS

      On page 39, in Creation and Redemption of Creation Unit Aggregations, the first line of the last paragraph states that "[t]he Cash Component is sometimes also referred to as the Balancing Amount." However, for this Fund, the Cash Component is the primary component. It is therefore confusing to refer to it as the Balancing Amount. Please consider revising.

RESPONSE TO COMMENT 38

      The statement of additional information has been revised in response to this comment The language is based on the Fund's exemptive relief and accurately reflects the Creation Unit aggregation process.

COMMENT 39 - DETERMINATION OF NAV

      On page 55, in Determination of NAV, please move the text in bullets 3 and 4 to the prospectus. These bullets discuss the valuation of exchange-traded options and Futures Contracts and forward foreign currency exchange contracts, investments that are central to the Fund's strategy.

RESPONSE TO COMMENT 39

      The statement of additional information and the prospectus have been revised in response to this comment. The disclosure related to the exchange-traded futures contracts to the prospectus and the Fund will not be investing in options and forward foreign currency exchange contracts.


                                   *  *  *


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Karen Rossotto
August 30, 2013
Page 16



TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                        Sincerely yours,

                                        CHAPMAN AND CUTLER LLP



                                        By: /s/ Morrison C. Warren
                                            --------------------------------
                                                Morrison C. Warren